SECURITIES AND EXCHANGE COMMISSION
		     	     Washington, D.C. 20549

			  	  SCHEDULE 13D
		      Under the Securities Exchange Act of 1934
			        Amendment No. 2


		     	          PW Eagle, Inc.
		       		 (Name of Issuer)

			  	   Common Stock
		 	  (Title of Class of Securities)

				    69366Y108
			          (CUSIP Number)

			   Mr. Scott B. Bernstein, Esq.
			    Caxton Associates, L.L.C.
			   731 Alexander Road, Bldg. 2
			   Princeton, New Jersey 08540
			         (609) 419-1800
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

			  	    5/22/2006
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section
240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Caxton International Limited

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|_|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    WC

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    827,605

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    827,605

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    827,605

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     6.9%

 (14) Type of Reporting Person (See Instructions).
     CO

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Caxton Associates, L.L.C.
    22-3430173

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|_|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    Not Applicable

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    827,605

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    827,605

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    827,605

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     6.9%

 (14) Type of Reporting Person (See Instructions).
     IA

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Kovner, Bruce

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|_|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    Not Applicable

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    United States

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    827,605

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    827,605

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    827,605

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     6.9%

 (14) Type of Reporting Person (See Instructions).
     IN



Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 of the Schedule 13D is hereby amended and replaced by the following:

     An aggregate of $16,145,528.48 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton
     International acquired and sold shares of Common Stock of the Company. The purchase price for such acquired shares was paid out of Caxton International's working capital.


Item 5.  Interest in Securities of the Issuer

Subparagraph (a) of Item 5 of the Schedule 13D is hereby amended and replaced by the following:

(a) Caxton International beneficially owns 827,605 shares of Common Stock (which includes warrants to purchase 60,000 shares of Common Stock), representing approximately 6.9% of the total shares of Common Stock issued and outstanding.

Subparagraph (c) of Item 5 of the Schedule 13D is hereby amended by the addition of the following:

(c) Caxton International acquired additional shares and/or sold shares of Common Stock in a series of open market transactions effected primarily with independent brokers and, to a lesser extent, directly with market makers utilizing the NASDAQ System, between April 26 and May 22, 2006. See Schedule A for disclosure of
     (1) the date, (2) the price and (3) the amount of shares purchased and/or sold by Caxton International since the most recent filing on Schedule D.



Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					Caxton International Limited

Date: 5/24/2006				/s/ Joseph Kelly
					Name: Joseph Kelly
					Title: Vice President and Treasurer


Date: 5/24/2006	 			/s/ Maxwell Quin
					Name: Maxwell Quin
					Title: Vice President and Secretary

					Caxton Associates, L.L.C.

Date: 5/24/2006	 			/s/ Scott B. Bernstein
					Name: Scott B. Bernstein
					Title: Secretary

Date: 5/24/2006				/s/ Bruce S. Kovner
					Name: Bruce S. Kovner
					Title: signed by Scott B. Bernstein
					       as Attorney-in-Fact




Schedule A

Caxton International Limited

			No of Shares			Price Per Share
Trade Date		Purchased (Sold)		(Excluding Commission)

 27-Apr-06    		 (3,700)			30.7265
 27-Apr-06     		   (200)			31.0100
 28-Apr-06   		(77,200) 			30.7885
 03-May-06    		 20,000 			29.8209
 04-May-06    		 35,000 			28.5007
 05-May-06      	    200 			27.8000
 05-May-06    		 19,800 			28.1255
 08-May-06     		 10,000 			26.8292
 09-May-06    		 10,000 			27.6361
 11-May-06    		 15,000 			28.0587
 12-May-06    		 12,500 			27.4398
 16-May-06     		  3,705 			26.7322
 17-May-06     		  5,000 			25.3683
 17-May-06    		 25,000 			25.5178
 18-May-06    		 15,000 			26.1978
 19-May-06    		 15,000 			27.1541
 22-May-06		 12,500				26.4741
 23-May-06		 20,000				26.9972